COMPANY AGREEMENT (OPERATING AGREEMENT)

of **RISEUP AT WORK LLC**
(a Texas limited liability company)

Name Change Notice

Effective **January 20, 2026**, the Company's legal name was changed from **RISEUP Career Studio LLC** to **RISEUP AT WORK LLC**.

This name change was executed in accordance with the Texas Business Organizations Code. No other provisions of this Agreement were amended, modified, or restated, and all rights, obligations, ownership, and terms remain unchanged. References in this Agreement to the "Company" refer to RISEUP AT WORK LLC, formerly known as RISEUP Career Studio LLC.

This Company Agreement (Operating Agreement) (the **"Agreement"**) is entered into and effective as of **July 20, 2025**, by and among **RISEUP AT WORK LLC**, a Texas limited liability company (formerly RISEUP Career Studio LLC) (the **"Company"**), and **Deepak Bhootra**, the sole member (the **"Member"**).

This Agreement is intended to satisfy the Texas Business Organizations Code (the **"TBOC"**) and to evidence Deepak Bhootra's 100% ownership of the Company. The Company was originally formed as **RISEUP Career Studio Limited Liability Company**, Texas File No. **806130944**, with a filing and effective date of **July 20, 2025**, and subsequently changed its name to **RISEUP AT WORK LLC**, effective **January 20, 2026**.

1. Formation; Name; Term; Registered Office



1.1 Formation

The Company was formed as a Texas limited liability company by filing a Certificate of Formation with the Texas Secretary of State on **July 20, 2025** (the **"Certificate"**).

1.2 Name

The Company's legal name is **RISEUP AT WORK LLC**. Prior to January 20, 2026, the Company operated under the name **RISEUP Career Studio LLC**. The Company may do business under its current legal name or any other lawful assumed name filed as required by law.

1.3 Term

The Company will continue until dissolved under this Agreement or the TBOC.

1.4 Registered Office and Agent

The Company's registered office in Texas and registered agent are as stated in the Certificate. The Member may change them by filing the required documentation with the Texas Secretary of State.

2. Purpose; Powers

2.1 Purpose

The Company may engage in any lawful business for which a limited liability company may be formed under the TBOC.

2.2 Powers

The Company has all powers necessary, convenient, or incidental to carrying out its business and the purposes of this Agreement.

3. Member; Ownership; Capital

3.1 Sole Member

Deepak Bhootra is the sole member and holder of **100%** of the Company's membership interests.

3.2 Initial Capital Contribution

The Member has contributed **$5,000** to the Company. The Member may make additional contributions at any time but is not obligated to do so.

3.3 No Certificates

Units may, but need not, be evidenced by certificates. The Company's books will reflect ownership.

3.4 Limited Liability

The Member has no personal liability for the debts, obligations, or liabilities of the Company beyond any agreed capital contributions, except as otherwise required by the TBOC.

4. Allocations; Distributions; Taxes

4.1 Profits and Losses

All profits and losses of the Company are allocated **100%** to the Member.

4.2 Distributions

Cash or property may be distributed at the Member's discretion, subject to applicable law.

4.3 Tax Treatment

By default, the Company is treated as a **disregarded entity** for U.S. federal income tax purposes, unless the Member elects otherwise.

5. Management; Authority; Officers

5.1 Management by Member

The Company is **member-managed**. The Member has exclusive authority to manage and control the business and affairs of the Company.

5.2 Managing Member

The sole Member, **Deepak Bhootra**, also serves as the Managing Member and primary executive for day-to-day operations.

5.3 Authority

The Member may bind the Company in all matters. Third parties may rely on this authority.

5.4 Officers

The Member may appoint and remove officers and delegate duties by written consent or resolution.

5.5 Banking and Finance

The Member may open and maintain bank, brokerage, and payment accounts. The only authorized bank signatory is **Deepak Bhootra**, unless changed by written consent.

6. Books, Records, and Information

6.1 Records

The Company will maintain records required by the TBOC, including a current list of the Member and the Company's federal tax classification.

6.2 Fiscal Year

The fiscal year ends on **December 31**, unless changed by the Member.

7. Transfers; Admission of Members

7.1 No Transfers Without Consent

The Member may not transfer Units without the Member's own written consent and compliance with law.

7.2 Additional Members

No person is admitted as a member without the Member's written consent and, if required, an amended Company Agreement.

8. Indemnification; Exculpation

8.1 Indemnification

To the fullest extent permitted by the TBOC, the Company will indemnify the Member and any officer or agent acting at the Member's direction, except for fraud or willful misconduct.

8.2 Exculpation

The Member and officers are not liable for acts or omissions in good faith and in a manner reasonably believed to be in the Company's best interests, except as limited by law.

9. Dissolution; Winding Up

9.1 Dissolution Events

The Company will dissolve upon: (a) the Member's written decision; (b) a decree of judicial dissolution; or (c) any other event requiring dissolution under the TBOC.

9.2 Winding Up

Upon dissolution, the Member (or a liquidating agent) will wind up the Company, pay or provide for liabilities, and distribute remaining assets to the Member.

10. Miscellaneous

10.1 Amendments

This Agreement may be amended at any time by a written instrument executed by the Member.

10.2 Governing Law

This Agreement is governed by the laws of the State of Texas.

10.3 Severability

If any provision is invalid, the remainder remains in effect.

10.4 Entire Agreement

This Agreement constitutes the entire agreement regarding the subject matter and supersedes all prior agreements.

10.5 Counterparts; Electronic Signatures

This Agreement may be executed in counterparts and by electronic signatures, each of which is deemed an original.



11. Specific Authorizations

11.1 Foreign Subsidiaries

The Member authorizes the Company to form or invest in domestic or foreign subsidiaries and take all actions needed to do so.

11.2 Designated Signers

The Member may designate authorized signers for specific transactions by written consent.

SIGNATURES

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Effective Date.

MEMBER:

Deepak Bhootra

Address: ████████████████████████

Email: ████████████

Signature: _____*Deepak Bhootra*_____

Name: Deepak Bhootra

Date: _*21 January 2026*_